Smart Sand, Inc.
1725 Hughes Landing Blvd, Suite 800
The Woodlands, Texas 77380

January 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:    Anuja A. Majmudar, Attorney-Advisor
Office of Energy & Transportation

Re:     Smart Sand, Inc.
Registration Statement on Form S-3
File No. 333-251915

Ladies and Gentlemen:

On January 14, 2021, Smart Sand, Inc. (the “Company”) submitted a letter requesting that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on January 18, 2021. The Company hereby withdraws such acceleration request. The Company intends to file a subsequent request for acceleration of such Registration Statement by separate letter to the Commission.

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420. We appreciate your assistance in this matter.

Very truly yours,
SMART SAND, INC.

By:     /s/ Lee E. Beckelman
Lee E. Beckelman
Chief Financial Officer

cc:    Ryan J. Maierson, Latham & Watkins LLP